EXHIBIT 99.1

Red White & Bloom Provides Update Relating to Aleafia Health

  RWB selected as the successful bidder under Aleafia Health’s CCAA Sale and Investment Solicitation Process

TORONTO, Oct. 12, 2023 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is providing an update on matters relating to Aleafia Health Inc. (“Aleafia Health”).

RWB is pleased to announce that it has been selected as the successful bidder under the sale and investment solicitation process (the “SISP”) approved by the Ontario Superior Court of Justice (Commercial List) (the “Court”) in connection with the proceedings (the “Aleafia CCAA Proceedings”) of Aleafia and certain of its subsidiaries (collectively, the “Aleafia Group”) under the Companies’ Creditors Arrangement Act (the “CCAA”).

On August 22, 2023, the Court approved, among other matters, the terms of a SISP which included a stalking horse asset purchase and share subscription agreement (the “Stalking Horse Agreement”) pursuant to which RWB would acquire certain assets from Aleafia Health and subscribe for shares of certain subsidiaries of Aleafia Health if RWB were to become the successful bidder pursuant to the SISP.

As previously disclosed, the Stalking Horse Agreement provides for a reverse vesting transaction whereby a wholly-owned subsidiary of RWB would subscribe for shares of certain of Aleafia Health’s subsidiaries (collectively, the “Aleafia Purchased Entities”) and acquire specific intellectual property owned, licensed or leased by Aleafia Health. Certain excluded assets and liabilities of the Aleafia Purchased Entities would be transferred to one or more corporations that would not be included among the Aleafia Purchased Entities at closing. RWB’s subsidiary would be the sole shareholder of the Aleafia Purchased Entities following closing.

The consummation of the transactions contemplated under the Stalking Horse Agreement are subject to satisfaction or waiver of certain conditions set forth in the Stalking Horse Agreement, including, among other things, the Court granting the requisite approval and vesting order as a final order (the “Approval Order”), receipt of all required regulatory approvals and Aleafia Group’s Health Canada and cannabis excise licences being in good standing and continuing in good standing and not suspended or terminated following the closing date.

The Approval Order hearing is set for October 27, 2023 and, should the Court issue the Approval Order, the parties anticipate closing the transactions contemplated under the Stalking Horse Agreement following satisfaction of the remaining conditions to closing, and in any event no later than November 22, 2023 (the outside date currently specified in the Stalking Horse Agreement).   At the October 27 hearing, RWB anticipates that the Aleafia Group will ask the Court for an extension of the current stay period in the Aleafia CCAA Proceedings that expires on October 31, 2023, in order to, among other things, permit the parties to complete the transactions contemplated under the Stalking Horse Agreement.

About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Massachusetts, Missouri, and Michigan.

Red White & Bloom Brands Inc. Investor and Media Relations
Edoardo Mattei, CFO
IR@RedWhiteBloom.com
947-225-0503

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this news release, forward-looking statements relate to, among other things, statements regarding the Stalking Horse Agreement’s terms, the outcome of the Approval Order hearing to be held on October 27, 2023, the estimated closing date for the consummation of the transactions set out in the Stalking Horse Agreement and the outcome of the Aleafia CCAA Proceedings. These forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements.

The Company has relied on certain assumptions that it believes are reasonable at this time, including assumptions with respect to the transactions contemplated under the Stalking Horse Agreement, the conditions to closing set out in the Stalking Horse Agreement and the expected timeline and outcome for consummating the transactions contemplated under the Stalking Horse Agreement and the Aleafia CCAA Proceedings. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release.

Risks and uncertainties that may cause such differences include but are not limited to risks relating to the Aleafia CCAA Proceedings, the outcome of which could have a material adverse impact on the Company’s share price, its current business relationships and on the current and future operations, financial condition, and prospects of the Company if the transactions contemplated under the Stalking Horse Agreement are not consummated.